EXHIBIT 99.1

Power Efficiency Corporation Reports First Quarter 2009 Financial Results

Announces Signing First OEM Agreement for Digital Motor Efficiency Controller

May 15, 2009 – Las Vegas, NV – Power Efficiency Corporation (OTCBB:PEFF.OB), a clean tech company focused on efficiency technologies for electric motors, today announced its first quarter 2009 financial results and updated stockholders about the company’s progress.

The Company’s technology platform, called E-Save Technology®, reduces the amount of electricity used by electric motors that are at times lightly loaded and operate at a constant speed.  Power Efficiency estimates E-Save Technology has the potential to save $1.7 billion in electricity a year in industrial applications in the U.S. alone.

The Company has developed two products based on E-Save Technology.  One is a Three Phase Motor Efficiency Controller (MEC), which improves the efficiency of motors in escalators, elevators, granulators, saws, stamping presses, conveyors, crushers and many other industrial applications. The second is a Single Phase MEC, which is targeted at small motors in clothes washers and dryers, refrigerators, and other appliances and light commercial equipment.  In 2008 the Company released “digital” versions of these products that have significantly enhanced features and capabilities over the Company’s historical analog-based product.  These improvements make the MEC capable of being adopted by OEMs and other large volume sales channels.

Steven Strasser, the Company’s Chairman and CEO, stated, “We are very pleased to announce we have signed our first contract with a major OEM for our digital Motor Efficiency Controller to be installed on new equipment as well as retrofits.  We anticipate making a joint public announcement regarding this agreement soon.  This agreement was signed after very extensive lab and field testing and product development work undertaken by both parties.”

“We are working hard on additional OEM agreements and expect to have additional agreements completed in the near future.  The interest of these OEMs in adopting our technology validates the attractiveness of our Motor Efficiency Controllers with E-Save Technology.  During the quarter we also signed an agreement with our first Independent sales representative organization focused on industrial markets.  This channel has already produced its first purchase order and we expect continued success working with them.  Overall, we believe these agreements and partnerships with high volume OEM and other channels will enable the Company to become a highly valuable energy technology provider.”

“Although the economic conditions and the pending approval of our digital product by one of our largest customers depressed our sales for the quarter, I am very pleased with our 39% gross margin, including a 52% gross margin on our digital products.  For building long term stockholder value, this gross margin and the larger volume agreements and channels are most important.”

Strasser continued, “The macro environment for our products continues to improve as energy efficiency rises toward the top of the list of viable solutions to our global energy and climate change problems.  Saving energy often provides energy at a very low cost per kilowatt hour and further reduces the CO2 emissions from electricity generation.  If cap-and-trade regulation of CO2 emissions is enacted, as has been proposed by the Obama Administration and many members of Congress, our products would provide users an additional cash flow – emission reduction credits.”

Sales for the quarter ended March 31, 2009 were $47,147. Net loss for the quarter, including $569,258 in non-cash expenses related to stock based compensation and unrealized loss on the fair value of certain outstanding warrants, was $1,296,341. Also during the quarter ended March 31, 2009, the Company recorded an accrual of $233,333 related to its preferred stock dividends, which resulted in a net loss attributable to common shareholders of $1,529,674, or $0.04 per share.  The Company recorded a gross margin of $18,339, or 39%.  The gross margin on analog units was approximately 36% while the gross margin on digital units was approximately 52%.

About Power Efficiency Corporation

Power Efficiency Corporation is a clean tech company focused on efficiency technologies for electric motors. Power Efficiency is incorporated in Delaware and is headquartered in Las Vegas, Nevada. The company has developed a patented and patent-pending technology platform, called E-Save Technology®, which has been demonstrated in independent testing to improve the efficiency of electric motors by up to 35% in appropriate applications. Electric motors consume over 25% of the electricity in the U.S. and many operate inefficiently. E-Save Technology can be licensed to motor, controls and equipment manufacturers. Power Efficiency’s first product based on E-Save Technology is a Motor Efficiency Controller for applications such as escalators, crushers, granulators, mixers, saws and MG elevators. Power Efficiency is also developing a new product based on E-Save Technology for the tens of millions of small motors found in applications such as residential air conditioning, pool pumps, and clothes dryers. The company is working with manufacturers to incorporate this technology directly into new motors and appliances.

For more information go to www.powerefficiency.com.

As a cautionary note to investors, certain matters discussed in this press release may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such matters involve risks and uncertainties that may cause actual results to differ materially, including the following: changes in economic conditions; general competitive factors; acceptance of the Company’s products in the market; the Company’s success in technology and product development; the Company’s ability to execute its business model and strategic plans; and all the risks and related information described from time to time in the Company’s SEC filings, including the financial statements and related information contained in the Company’s SEC filing. Power Efficiency assumes no obligation to update the information in this release.

Contact:
BJ Lackland, CFO
Power Efficiency Corporation
Tel: 702-697-0377